October 30, 2013

VIA EDGAR AND ELECTRONIC MAIL

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:            The LGL Group, Inc.
Registration Statement on Form S-3
Filed September 19, 2013
File No. 333-191269

Dear Mr. Mancuso:

On behalf of The LGL Group, Inc. (the "Company," "LGL," "we," "our," or "us"), transmitted herewith is Amendment No. 1 ("Amendment No. 1") to the above-referenced filing (the "Registration Statement").  We acknowledge receipt of the comment letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated October 8, 2013 (the "Staff Letter") with regard to the Registration Statement.

Our responses to the Staff Letter are provided below.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 1 and the defined terms used herein have the definitions given to them in Amendment No. 1.

Selling Stockholder, page 13

1.
Please include in your prospectus a description of the transactions through which the selling stockholder acquired your common stock and warrants. Refer to Regulation S-K Item 507. Include the date of the transaction and the consideration paid.

The Company has revised the disclosure in the "Selling Stockholder" section of the Registration Statement starting on page 13 to include descriptions of the transactions through which the selling stockholder acquired our common stock and warrants, including transaction dates and the consideration paid.

Incorporation by Reference, page 16

2.
We see that after you filed your registration statement you filed a current report on Form 8-K on each of September 19, 2013, September 23, 2013 and October 7, 2013. Since Item 12(a) of Form S-3 requires a registrant to specifically incorporate its latest Form 10-K and any other Section 13(a) reports filed since the end of the fiscal year covered by the Form 10-K, please file an amendment to your registration statement that incorporates all required reports.

The Company has filed Amendment No. 1 with the SEC and has revised the disclosure in the "Incorporation by Reference" section of the Registration Statement starting on page 16 to include the Section 13(a) reports it has filed since the filing of the Registration Statement on September 19, 2013.

3.	Please specifically identify the filings mentioned in the last bullet point of this section.

The Company has revised the disclosure in the "Incorporation by Reference" section of the Registration Statement starting on page 16 to specifically identify the filings referred to in the last bullet point of this section.

Due to the length of time that has passed from the filing of the Company's registration statement on Form 8-A containing a description of its common stock and the inability of investors to access that filing on
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the Commission's website, consistent with the response to Question 123.07 in the Staff's Compliance and Disclosure Interpretations – Securities Act Forms, the Company filed a Form 8-K with the Commission on October 30, 2013 containing a description of its common stock and incorporated that description by reference in the last bullet point of the "Incorporation by Reference" section of the Registration Statement.

Exhibit 5.1 – Legality Opinion

4.
Please file a legality opinion which opines that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrants. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings available on the Commission's website at http://www.sec.gov/interps/legal/cfslb19.htm.

The Company has filed with Amendment No. 1 as Exhibit 5.1 a legal opinion which opines that the warrants are a binding obligation of the Company under the law of the jurisdiction governing the warrants.

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Please contact me at lclifton@lglgroup.com or (407) 298-2000 x 2144 if you have any questions regarding our responses to the Staff Letter and Amendment No. 1.  Thank you for your assistance.

Sincerely,

/s/ R. LaDuane Clifton

R. LaDuane Clifton, CPA
Chief Financial Officer

cc:  Jack Cadden, McGladrey LLP
Vincent Enright, Audit Committee Chair, The LGL Group, Inc.
Robert Friedman, Olshan Frome Wolosky LLP

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